EXHIBIT 99.27

CONSENT OF GORDON DOERKSEN

United States Securities and Exchange Commission

Gentlemen:

In connection with Silver Wheaton Corporation’s (the “Company”) Annual Report on Form 40-F for the year ended December 31, 2008 (the “Annual Report”), I, Gordon Doerksen, P.Eng., Principal Consultant – Mining (SRK Consulting (Canada) Inc.), hereby consent to the inclusion in, or incorporation by reference into, and the use of my name in connection with the preparation of the following documents/reports:

1.	Technical report dated June 30, 2008, entitled “Bellekeno Preliminary Economic Assessment, Technical Report, Keno Hill Mining District, Yukon”;

2.	The Annual Information Form.

Date: March 30, 2009

Yours truly, /s/ Gordon Doerksen
Name: Gordon Doerksen, P.Eng. Title: Principal Consultant – Mining, SRK Consulting (Canada) Incorporated